UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    November 6, 2017

Sumitomo Mitsui Financial Group, Inc.

Notice Concerning Yesterday’s Media Reports

Tokyo, November 6, 2017 – We hereby inform that yesterday’s article of Nikkei Newspaper concerning the reorganization of the joint leasing partnership between Sumitomo Mitsui Financial Group (“SMFG”) and Sumitomo Corporation (“Sumitomo Corp”) is not based on announcement we have made.

SMFG confirms that it is considering the reorganization of the joint leasing partnership, but nothing has been decided at this point.

If any facts pertaining to this matter are decided, a disclosure will be made in due course.